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                                                                    EXHIBIT 4(d)

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                                   ENDORSEMENT

          WITHDRAWALS NOT SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE

The Contingent Deferred Sales Charge described in Section 4.3 of the Contract to which this endorsement is attached will not be applied to those withdrawals in any Contract year which do not exceed the "free withdrawal amount." The free withdrawal amount is the greater of (a) or (b) where: (a) is 10% of total Premiums paid into the Contract that are subject to a Contingent Deferred Sales Charge determined as of the date of the withdrawal request less any prior withdrawals during that Contract year and (b) is your gain in the Contract plus Premiums remaining in the Contract that are not subject to a Contingent Deferred Sales Charge. The gain in the Contract is the excess, if any, of (ii) over (i) where: (i) is the sum of all your Premiums paid into the Contract less any prior withdrawals of these Premiums and (ii) is your Contract Value at the time of the withdrawal.

Withdrawals of any free withdrawal amount in any Contract year will be effected as if gain is withdrawn first, followed by Premiums. Withdrawals in excess of the free withdrawal amount will be effected as if Premiums are withdrawn first. Premiums are assumed to be withdrawn on a "first-in, first-out" (FIFO) basis.

This endorsement controls over any contrary provisions of the Contract or previous endorsements.


                                     MERRILL LYNCH LIFE INSURANCE COMPANY


                                     BY:   /s/ LORI M. SALVO
                                         -----------------------------------
                                                     SECRETARY